

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

Barry Blattman
Senior Managing Partner
Brookfield Asset Management, LLC
3 World Financial Center
200 Vesey Street
New York, NY 10281

> **Re:** **Brookfield Residential Properties Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed November 24, 2010**
> **File No. 333-169867**
>
> **Brookfield Homes Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 26, 2010**
> **Form 10-Q for the Fiscal Period Ended March 31, 2010**
> **Filed May 10, 2010**
> **Form 10-Q for the Fiscal Period Ended June 30, 2010**
> **Filed August 6, 2010**
> **Form 10-Q for the Fiscal Period Ended September 30, 2010**
> **Filed November 3, 2010**
> **File No. 001-31524**

Dear Mr. Blattman:

We have reviewed your filings and have the following comments.

Brookfield Residential Properties Inc.'s Amendment No. 1 to Registration Statement on
Form F-4

General

1. We note your response to comment one in our letter dated November 8, 2010 and have
   the following comments:

   - Please tell us how you intend to fulfill your obligations under Section 5 of the
     Securities Act with respect to the distribution of your shares to Brookfield Office
     Properties.

- Please tell us how Brookfield Office Properties intends to fulfill its obligations under Section 5 of the Securities Act with respect to the distribution of rights to its shareholder following completion of the transactions and the issuance of common stock upon exercise of the rights. In responding to this comment, please address the fact that it appears this rights offering may have already commenced. In this regard, we note the disclosure that Brookfield Asset Management has agreed to exercise in full its rights and also to act as a backstop purchaser in the rights offering.

2. We note your response to comment five in our letter dated November 8, 2010. It appears that the preferred stock is convertible into common stock within one year. As such, the offering of the preferred stock constitutes an offering of the common stock into which the preferred stock is convertible. Please revise to register the common stock. For additional guidance, refer to Question 103.04 of our Securities Act Sections C&DIs, available at www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Material United States Federal Income Tax Consequences, page 15
Canadian Federal Income Tax Considerations, page 15

3. Please revise to remove the statement that the summary is not "complete". Please also revise to remove the qualification to the discussion later in the prospectus.

Indebtedness of Brookfield Residential, page 16

4. We note your response to comment 17 in our letter dated November 8, 2010. Please clarify whether the amount disclosed in this section includes the promissory note to be delivered to Brookfield Office Properties.

Although Brookfield Residential's common stock will be listed on the New York Stock Exchange, page 27

5. We note your response to comment 26 in our letter dated November 8, 2010 and your new disclosure under this heading. Please revise your discussion to specify the areas where there may be differences in corporate government requirements and where investors may not have the same protections.

The Transactions, page 41

Background of the Transactions, page 41

6. Please describe in greater detail how the amounts to be paid to Brookfield Office Properties were determined, with specific discussions of the number of shares and principal amount of the promissory note.

7. We note the disclosure in the last paragraph on page 45 that you derived the number of common shares of Brookfield Residential to be issued to Brookfield Homes common stockholders by dividing the relative equity value of Brookfield Homes by $10, a representative share price. Please describe in greater detail how you determined the $10 representative price. Please also disclose the equity value and how this amount was determined.

Financial Forecasts of Brookfield Homes and BPO Residential, page 46

8. We note your revised disclosure in response to comment three in our letter dated November 8, 2010 and reissue this comment in part. Please note that all material financial projections exchanged between the parties and used by Wells Fargo Securities in its analyses must be disclosed in the proxy statement/prospectus. It appears that you have not disclosed various material financial projections. Please advise or revise accordingly.

Geographic Diversification, page 49

9. We note your revised disclosure in response to comment 33 in our letter dated November 8, 2010. We further note your statement that "[i]t is anticipated that the geographic mix outlined above will benefit Brookfield Residential's overall business by reducing exposure to any individual market, particularly when economic or local market conditions negatively impact a particular market or region for a period of time." We further note that both Brookfield Homes and BPO Residential have experienced declining revenues and net income over the past three fiscal years. Please revise your disclosure to address these issues when discussing the positive benefits of geographic diversification.

Opinion of the Special Committee's Financial Advisor, page 51

10. We note your revised disclosure in response to comment 37 in our letter dated November 8, 2010; however, we reissue the comment in part. Please disclose whether any companies or transactions satisfying the criteria used by Wells Fargo Securities were excluded from the analyses and if so, disclose the basis for such exclusion.

Interests of Brookfield Asset Management and of Brookfield Homes' Directors and Executive Officers in the Transactions, page 61

11. We note your response to comment 41 in our letter dated November 8, 2010 and reissue this comment. In this regard, we note that the table should not merely illustrate the benefits directly realized by the directors and executive officers, but also indirectly through their affiliates, such as Brookfield Asset Management and Brookfield Office Properties.

Material United States Federal Income Tax Consequences, page 85

12. We note your revised disclosure in response to comment 46 in our letter dated November 8, 2010; however, we reissue the comment. Please revise to state clearly that the discussion of material U.S. federal income tax consequences is counsel's opinion. Please also revise to clearly identify each opinion of counsel. Finally, please revise the disclosure under "Material United States Federal Income Tax Consequences" on page 15 accordingly.

13. We note that counsel does not set forth the basis for each opinion offered. Please revise accordingly. For example, please refer to the Receipt of Foreign Currency discussion on page 91.

14. We note that counsel's opinion conveys some uncertainty regarding certain material U.S. federal tax consequences due to counsel's use of the word "should" or "may" in certain statements rather than the word "will." Please revise to provide a "will" opinion. For example, please refer to the discussions under Receipt of Foreign Currency and Foreign Tax Credit on page 91. Alternatively, please revise to clearly state that the opinion is subject to a degree of uncertainty and describe the degree of uncertainty, explain why a "will" opinion cannot be provided, and provide adequate risk factor disclosure setting forth the U.S. tax risks to investors.

Canadian Federal Income Tax Consequences, page 93

15. Since you filed a short-form opinion as Exhibit 8.2, please indicate in this section that this discussion is the opinion of counsel and identify counsel. Please also revise to clearly identify each opinion of counsel. Finally, please revise the disclosure under "Canadian Federal Income Tax Considerations" on page 15 accordingly.

16. We note that counsel does not set forth the basis for each opinion offered. Please revise accordingly. For example, please refer to the Exchange of Brookfield Homes Common Stock for Brookfield Residential Common Stock discussion on page 94.

17. We note your revised disclosure in response to comment 49 in our letter dated November 8, 2010; however, we reissue the comment in part. Since you must provide a firm conclusion regarding the material Canadian federal income tax consequences to investors, please remove the word "generally" from this discussion. Additionally, we note that counsel's opinion conveys some uncertainty regarding the Canadian federal tax consequences due to counsel's use of the word "may" in certain statements rather than the word "will." Please revise to provide a "will" opinion. For example, please refer to the discussions under Taxable Capital Gains and Losses on page 94 and Other Taxes on page 95. Alternatively, please revise to clearly state that the opinion is subject to a

degree of uncertainty and describe the degree of uncertainty, explain why a "will" opinion cannot be provided, and provide adequate risk factor disclosure setting forth the Canadian tax risks to investors.

Note (d) – Earnings per share attributable to Brookfield Residential Common Shareholders, page 104

18. We have read your revision in response to comment 52 in our letter dated November 8, 2010. You state "Brookfield Homes 8% convertible preferred stock is convertible into shares of Brookfield Homes common stock at a conversion rate of 3.571428571 shares of common stock per share of convertible preferred stock, which is equivalent to a conversion price of $7.00 per share, subject to future adjustment." We note from the letter to the common stockholders of Brookfield Homes Corporation at the beginning of the filing and from page eight that the terms of the Brookfield Residential 8% convertible preferred stock will be the same in all material respects as the terms of the Brookfield Homes 8% convertible preferred stock. However, on page 146, you disclose, among other things, "The shares of Brookfield Residential 8% convertible preferred stock, when issued, will be convertible, at the option of the shareholder, into shares of common stock, at a conversion rate of 2.731787605 shares of common stock per share of convertible preferred stock, which is equivalent to a conversion price of $9.15 per share, subject to future adjustment." Please reconcile these statements for us and revise your filing as appropriate to clarify.

Brookfield Residential Business, page 106

Overview of BPO Residential, page 106

19. We note your revised disclosure in response to comment 56 in our letter dated November 8, 2010; however, we reissue the comment in part. Please provide the information required by Item 4.A.5 and 4.A.6 of Form 20-F. See Item 14 of Form F-4.

Management's Discussion and Analysis, page 113

20. Your new disclosure on page 113 in response to comment 60 in our letter dated November 8, 2010 provides additional information about the housing markets in Alberta and Ontario. While the Canadian operations have not experienced the same dramatic decrease in sales prices experienced by many U.S. markets, there are risks and uncertainties presented by, for example, the dramatic increase in sales prices and margins in Alberta over the last five years, coupled with recent reduced economic growth in the overall economy. Please expand this disclosure to discuss the possible risks and uncertainties to your operations in Alberta and Ontario. For example, discuss the potential impact from a reduction in sales prices of lots and housing resulting from reduced economic growth in the overall economy or in the oil sector.

Liquidity and Capital Resources, page 127

21. We have read your revision on page 129 in response to comment 69 in our letter dated November 8, 2010. Given their significance to revenues, please address the collectability of the development recovery receivables. We note only from page F-15 the aggregate amount of the allowance for doubtful accounts has remained consistent from period to period.

22. We have read your revision on page 129 in response to comment 68 in our letter dated November 8, 2010. It appears you have not adequately explained the underlying reasons for increasing amounts of land and housing inventory relative to revenues, the impact of such amounts on how you manage liquidity, and the potential risks to future operations and liquidity. Please address these items, as previously requested, in your revised filing.

23. We have read your revision on page 131 in response to comment 70 in our letter dated November 8, 2010. You have disclosed that the Alberta and U.S. facilities contain a debt to equity covenant of not less than 1.75:1 and not less than 1.25:1, respectively. However, you disclose the actual ratios are 0.44:1 and 0.42:1, respectively, both of which are below the requirement. Please revise accordingly such that it is clear you are in compliance with your covenants as of June 30, 2010, if true.

Critical Accounting Policies and Estimates, page 131

24. We have read your revision on page 132 in response to comment 73 in our letter dated November 8, 2010, and have the following comments. Certain of these comments are repeated from our prior comment, as we do not see where the expanded disclosure robustly addresses these items:
   - Provide a discussion of relevant aspects of the business environment in your geographic areas, including local market conditions and project-level factors influencing recoverability.
   - You disclose land and housing inventory is tested for recoverability, "whenever events or changes in circumstances indicate that its carrying amount may not be recoverable." Please expand to provide the investor with an understanding of how often these impairment tests have occurred during recent periods. For example, if you have never tested a single project in your Alberta or Ontario segments for impairment in the last three years or subsequent interim period, as suggested by preceding tabular disclosure, please discuss this, along with the basic underlying reasons. Provide similar useful disclosure for your U.S. segment.
   - Please provide disclosure here as needed and in the tabular presentation on pages 119, 123 and 126 (provided in response to prior comment 74), to clarify the total number of projects in each segment and in the Denver region to provide useful context for considering the number of projects tested for impairment.
   - Please disclose whether there are material amounts of inventory that have estimated fair values that are not substantially in excess of the carrying value and could

materially impact future operating results or shareholders' equity, and to provide quantified information about any such assets. If this disclosure is not materially applicable because you have not performed impairment tests outside of the seven Denver projects, please explain to us.

Security Ownership of Management and Principal Stockholders of Brookfield Homes and Brookfield Residential, page 142

25. We note that Brookfield Properties Corporation will beneficially own 51,500,000 shares following completion of the transactions. Please advise us as to why the beneficial ownership of Brookfield Asset Management and Mr. Cockwell do not reflect their interests in these shares.

Comparison of the Rights of Brookfield Residential Shareholders and Brookfield Homes Stockholders, page 150

26. We note your response to comment 79 in our letter dated November 8, 2010 and reissue this comment with respect to the qualification to the governing corporate documents.

Financial Statements

Note 1 – Significant Accounting Policies, page F-11

Basis of Presentation, page F-11

27. We have read your responses to comments 75 and 82 in our letter dated November 8, 2010. Please clarify the method and significant terms (e.g. method of determining interest rate) underlying the capitalized interest incurred on behalf of the Residential Operations by Brookfield Propoerties Corporation.

Annex D – Fairness Opinion

28. We note your revised disclosure in response to comment 85 in our letter dated November 8, 2010; however, we reissue the comment in part. Specifically, we are referring to the following limitations on reliance by stockholders:
    - On page D-4, we are referring to the statement "[t[his opinion shall not confer any rights or remedies upon the security holders of Brookfield Homes or any other person or be used or relied upon for any other purpose."
    - In Exhibit 23.6, we are referring to the statements that the opinion "is not to be used or relied upon for any other purpose" and that "[o]ur opinion is not intended to, and may not, be relied upon by Brookfield Residential."

    Because these limitations are inconsistent with the disclosures relating to the opinion, the limitations should be deleted. Alternatively, disclose the basis for Wells Fargo

Securities, LLC's belief that stockholders cannot rely upon the opinion to support any claims against Wells Fargo Securities, LLC arising under applicable state law (e.g., the inclusion of an express disclaimer in the Wells Fargo Securities, LLC's engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to Wells Fargo Securities, LLC would have no effect on the rights and responsibilities of either Wells Fargo Securities, LLC or the board of directors under the federal securities laws.

Exhibit Index, page II-3

29. On page 1 in A5, we note your statement that Brookfield Residential has agreed to vote its shares of Brookfield Homes common stock in favor of the merger and contribution agreement. Please file this agreement as an exhibit. Please also file as an exhibit the agreement pursuant to which Brookfield Asset Management has agreed to exercise in full its rights in the rights offering to be conducted by Brookfield Office Properties.

Exhibit 8.1 – Tax Opinion of Dorsey & Whitney LLP

30. Please revise the penultimate paragraph of this exhibit to clearly state that the discussion of the U.S. federal income tax consequences contained in the proxy statement/prospectus is counsel's opinion. It is not appropriate to state that the statements in the specified sections of the registration statement describe the material U.S. federal income tax consequences.

Exhibit 8.2 – Tax Opinion of Goodmans LLP

31. Please revise the fourth full paragraph on page two of this exhibit to clearly state that the discussion of the tax consequences contained in the proxy statement/prospectus is counsel's opinion. It is not appropriate to state that it is counsel's opinion that the discussion contained in the specified sections of the registration statement constitutes an accurate summary of the Canadian federal income tax matters.

Exhibit 99.1 – Form of Proxy Card for Brookfield Homes Corporation

32. We note the proxy card you filed in response to comment four in our letter dated November 8, 2010. Please revise the proxy card to indicate that it is a preliminary copy.

You may contact Jenn Do at (202) 551-3743 or Terrence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Daniel M. Miller, Esq.
        Dorsey & Whitney LLP
        777 Dunsmuir Street, Suite 1605
        Vancouver, British Columbia
        Canada V7Y 1K4